

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-Mail
Mr. Donald G. Basile
Chief Executive Officer
Violin Memory, Inc.
685 Clyde Ave.
Mountain View, CA 94043

> **Re:** **Violin Memory, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 1, 2012**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 9, 2012**
> **CIK No. 1407190**

Dear Mr. Basile:

We have reviewed your amended confidential draft registration statements captioned above and the supplemental response letter submitted on November 1, 2012 in response to our second comment letter dated October 18, 2012. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our comment letter dated October 16, 2012.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that we are currently reviewing your request for confidential treatment for portions of Exhibits 10.7 and 10.10 submitted on November 9, 2012. If we have further comments on your confidential treatment application, we will issue a comment letter by a separate cover.

Risk Factors, page 10

2.   We note your response to prior comment 7 regarding the warrant and put options related to your supply agreements with Toshiba. Please revise your risk factor on page 29 to also include a discussion of the warrant agreement with Toshiba and provide us with an analysis why a description of this agreement is not appropriate for your prospectus summary. We note that the warrant agreement appears to survive the close of your offering, unlike the put agreement. Further, please provide us a copy of the Toshiba letter agreement that contains the provision that the put option will expire upon the close of your offering.

Use of Proceeds, page 37

3.   In your response to prior comment 13, you indicate that one of the purposes of your offering is to raise additional capital and you may also use a portion of the proceeds to fund your expansion. Please revise to clarify here and your management's discussion and analysis section whether offering funds are necessary to fund your expansion plans and/or your operations for the next 12 months.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 44

4.   Please incorporate your response to prior comment 17 in your next amendment to discuss the difficulties of describing the product lifecycles of your products. Also, please advise us whether a risk factor is necessary to discuss the uncertainty as to the lifecycles of your products**.**

Critical Accounting Policies and Estimates

Stock-Based Compensation

Stock-Based Compensation Expense, page 60

5.   We have reviewed your response to prior comment 23 and your revised disclosures. Although we understand your consideration of secondary sales of your common stock when using the reverse Option Pricing Model to determine your enterprise value, please tell us how you considered whether the unadjusted sale price from these secondary sales was representative of the fair value of your common stock. In this regard, please tell us how you considered that the arms-length secondary sales of common stock, between

unrelated parties, at an observable price serves the same purpose as quoted market prices which are generally considered to be the best evidence of fair value.

6.   Please also explain to us why there is a fairly significant difference between the $2.90 fair value used in May/June 2012 and the $3.84 fair value used in August 2012 compared to the $5.00 paid by the purchasers of the common stock in the secondary sales that occurred around the same time.

7.   We note your response to prior comment 25 and your revised disclosure. As previously requested, please confirm that the same set of comparable publicly-traded companies was used in all of your various valuation estimates including estimated volatility and market approach enterprise valuations. To the extent different sets of companies were used, please explain your basis for not using the same set of companies.

Business

Overview, page 70

8.   We note your response to prior comment 31 regarding your relationship with Toshiba. On page 70, you still indicate that your relationship with Toshiba allows you to design storage systems to "unlock the inherent performance capabilities of flash technologies and provides us insights into future generations of memory." Please revise to clarify how this relationship differs from other storage companies that are customers of Toshiba flash memory products.

9.   Your response to prior comment 32 indicates that you do not believe that your backlog is meaningful, noting that customers may generally cancel or reschedule orders. Please note that Item 101(c)(1)(viii) requires backlog disclosure of orders believed to be firm. Please provide the requested backlog disclosure or revise to provide disclosure on the likelihood of order cancellations or similar qualitative disclosure that indicates why your backlog orders are not firm, such as a history of frequent cancellations, postponement, or rescheduling of orders.

Sales and Marketing, page 82

10.   We note your response to prior comments 2 and 36 regarding your sponsorship agreement with the Forty-Niners SC Stadium Company LLC. Please revise to clarify whether you are committed to paying the entire $40 million over ten years, or whether you may opt out or cancel the sponsorship agreement at some point in the future. If not, it is unclear why such a sponsorship agreement, which commits over 1/3 of your total assets as of June 30, 2012, is not a material agreement subject to the disclosure obligations of Item 601(b)(10) of Regulation S-K. Further, please revise your sales and marketing discussion on page 82 to clarify the size of your ongoing prospective

sponsorship agreement obligations compared with your other brand awareness efforts such as advertising, trade shows, public relations, your website, and other efforts.

11.   Your response to prior comment 37 indicates that your direct sales efforts are fulfilled by resellers. Please revise to clarify your relationship with your resellers and describe what services they provide to your end-customers. In particular, please describe what types of logistics or fulfillment services are provided by your resellers for products sold through the efforts of your direct sales staff and how their relationship with end-customers differs with you for products sold by the resellers' sales staff.

Customers, page 83

12.   In response to prior comment 38, you disclose sales through Hewlett-Packard represented 65% of your revenue in fiscal year 2012, but are not expected to exceed 10% of your revenues for fiscal year 2013. Please revise to describe in greater detail here and on page 45 the nature of your transactions with Hewlett-Packard and explain why it represented a large concentration of your sales in fiscal year 2012, but not in fiscal year 2013. It is unclear what caused such a large shift in your customer base and whether it relates to your strategic plans.

Employment Arrangements, page 92

13.   We note your response to prior comment 41 regarding the description of employment agreements for your named executive officers. Please revise to clarify whether Mr. Kevin J. Rowett has any employment agreements or arrangements for fiscal years 2012 or 2013. If so, please revise to briefly describe such agreements or arrangements and file them as an exhibit under Item 601(b)(10) of Regulation S-K. Also, please briefly describe the material terms of Mr. Brasile's 2009 employment agreement, which we note is filed as Exhibit 10.11, as revised by the board that reflects the compensation he earned in fiscal year 2012.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: James Masetti, Esq.
        Pillsbury Winthrop Shaw Pittman LLP